INVESTOR INFORMATION 2023 Cash Dividends Declared Frequency Record Date Payment Date Per Share Amount Quarterly (1) April 11, 2023 April 20, 2023 $0.33 Quarterly (2) July 11, 2023 July 20, 2023 $0.33 Quarterly (3) October 10, 2023 October 19, 2023 $0.33 Quarterly (4) December 5, 2023 December 14, 2023 $0.33 Ten-Year Common Stock Price and Dividend History Common Stock Price Cash Dividends Year High Low Close Declared Per Share 2014 $30.79 $24.27 $27.77 $0.98 2015 $30.29 $22.16 $26.53 $1.05 2016 $37.87 $21.90 $36.23 $1.10 2017 $41.23 $31.38 $39.39 $1.14 2018 $47.67 $35.77 $39.62 $1.31 2019 $46.51 $37.58 $45.99 $1.31 2020 $47.05 $26.66 $46.01 $1.33 2021 $67.35 $44.55 $56.70 $1.37 2022 $60.69 $44.43 $49.42 $1.32 2023 $50.03 $26.77 $41.32 $1.32 ___________________________ 1 Subject to approval by the Board of Directors Stock Listing Glacier Bancorp, Inc.'s common stock trades on the New York Stock Exchange under the symbol: GBCI. There are approximately 1,732 shareholders of record for Glacier Bancorp, Inc. stock. Annual Meeting The Annual Meeting of Shareholders will be held on April 24, 2024 at 9:00 a.m. Mountain Time at The Hilton Garden Inn, 1840 Highway 93 South, Kalispell, Montana. Automatic Dividend Reinvestment Plan Shareholders may reinvest their dividends and make additional cash purchases of common stock by participating in the Company's dividend reinvestment plan. Call Equiniti Trust Company at (877) 390-3076 for more information and to request a prospectus. Email Notifications Readers may subscribe to Glacier Bancorp, Inc. email notifications for corporate events, document filings, press releases and end-of-day stock quotes in the Email Notification section of the Company's website. Corporate Headquarters 49 Commons Loop Kalispell, Montana 59901 (406) 751-7708 www.glacierbancorp.com Stock Transfer Agent Equiniti Trust Company, LLC New York, NY 10005 (877) 390-3076 www.equiniti.com Independent Registered Public Accountants FORVIS, LLP Denver, Colorado www.forvis.com Legal Counsel Miller Nash Graham & Dunn LLP Seattle, Washington www.millernash.com Moore, Cockrell, Goicoechea & Johnson, P.C. Kalispell, Montana www.mcgalaw.com 2024 Anticipated Dividend Dates 1 Quarter Record Date Payment Date 1 April 9, 2024 April 18, 2024 2 July 9, 2024 July 18, 2024 3 October 8, 2024 October 17, 2024 4 December 10, 2024 December 19, 2024

Report of Independent Registered Public Accounting Firm To the Stockholders, Board of Directors, and Audit Committee Glacier Bancorp, Inc. Kalispell, Montana Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated statements of financial condition of Glacier Bancorp, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2024, expressed an unqualified opinion thereon. Basis for Opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Glacier Bancorp, Inc. Page 2 Critical Audit Matter The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that is communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate. Allowance for Credit Losses The Company’s loan portfolio totaled $16.2 billion as of December 31, 2023, and the allowance for credit losses on loans was $192.8 million. The Company’s unfunded loan commitments totaled $3.6 billion, with an allowance for credit losses of $19.3 million. Together these amounts represent the allowance for credit losses (ACL). As more fully described in Notes 1 and 3 to the Company’s consolidated financial statements: For loans receivable, the ACL is a contra-asset valuation account, calculated in accordance with Topic 326 that is deducted from the amortized cost basis of loans to present the net amount expected to be collected For unfunded loan commitments, the ACL is a liability account calculated in accordance with Topic 326, reported as a component of other liabilities The determination of the ACL includes a quantitative portion that calculates historical average loss rates and uses forecast assumptions and other inputs to project credit losses over the life of the loan portfolio. Additionally, the ACL requires management to exercise significant judgment and consider numerous subjective factors, including determining qualitative factors utilized to adjust the ACL for projected credit losses that the quantitative allocations portion does not factor into its consideration. As disclosed by management, different assumptions and conditions could result in a materially different amount for the ACL. Auditing the allowance for credit loss involved a high degree of subjectivity in evaluating management’s estimates, such as evaluating management’s identification of credit quality indicators, assessment of economic conditions and other environmental factors, evaluating the adequacy of specific allowances associated with individually evaluated loans and assessing the appropriateness of loan grades and non- accrual, collateral dependent, and individually evaluated designations. The primary procedures we performed as of December 31, 2023 to address this critical audit matter included: Testing the effectiveness of controls, including those related to technology over the ACL including data completeness and accuracy, classifications of loan segments, historical data, the calculation of baseline loss rates, the establishment of qualitative adjustments, identification of individually evaluated loans and risk classification of individual loans and/or loan relationships, establishment of specific reserves on individually evaluated loans and management’s review controls over the ACL balance as a whole Testing of completeness and accuracy of the information utilized in the ACL through testing of year-end loan balances, non-accrual and individually evaluated loan designations, gross charge- offs, and recoveries Testing of the Company’s ACL narrative supporting the overall ACL process in place and adjusted loss factors applied to various loan segments

Glacier Bancorp, Inc. Page 3 Testing of the economic inputs utilized to generate the economic forecast multipliers utilized within the quantitative portion of the ACL Testing the Company’s ACL model for computational accuracy Evaluating the qualitative adjustments to the loan segments, including assessing the basis for the adjustments and the reasonableness of the significant assumptions Testing the loan review functions and evaluating the accuracy of loan grades, specific reserve calculations, and non-accrual and collateral-dependent identifications Utilizing internal subject matter experts in the area of loan review to assist us in evaluating the appropriateness of loan grades, non-accrual, and collateral dependent loan identifications and to assess the reasonableness of specific impairments allocated to impaired loans Testing estimated utilization rates of unfunded loan commitments Evaluating the overall reasonableness of assumptions used by considering the past performance of the Company and evaluating to trends identified within the banking industry, including, but not limited to, the following: o Timing and frequency of improvements noted in key lending ratios that are indicative of potential credit risk in the overall loan portfolio and banking industry o Observation of trends in the Company’s overall qualitative factors to ensure directional consistency, the overall economic climate and risk trends identified in the loan portfolio o Evaluating the relevance and reliability of the data and data sources We have served as the Company’s auditor since 2005. Denver, Colorado February 23, 2024

Report of Independent Registered Public Accounting Firm To the Stockholders, Board of Directors, and Audit Committee Glacier Bancorp, Inc. Kalispell, Montana Opinion on the Internal Control Over Financial Reporting We have audited Glacier Bancorp, Inc.’s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023 and our report dated February 23, 2024, expressed an unqualified opinion on those financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Glacier Bancorp, Inc. Page 2 Definitions and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Denver, Colorado February 23, 2024

[This page intentionally left blank]

DIRECTORS AND OFFICERS Board of Directors Craig A. Langel, CPA, CVA, Chairman Officer of Langel & Associates, P.C./Owner and CEO of CLC Restaurants, Inc. David C. Boyles Former Chairman of Columbine Capital Corporation and Retired President of Guaranty Bank and Trust Company Robert A. Cashell, Jr. Owner and President of Robert Parker, Inc. and Topaz Lodge, Inc. Randall M. Chesler President and CEO of Glacier Bancorp, Inc. Sherry L. Cladouhos Retired CEO of Blue Cross Blue Shield of Montana Jesus T. Espinoza President and CEO of Espinoza Community Development LLC and Former President and CEO of Raza Development Fund Annie M. Goodwin, RN Attorney/Goodwin Law Office LLC and Former Montana Commissioner of Banking and Financial Institutions Kristen L. Heck Owner and CEO of LC Staffing Service and Loyal Care LP Michael B. Hormaechea Owner of Hormaechea Development, LLC Douglas J. McBride, OD, FAAO Doctor of Optometry Corporate Officers Randall M. Chesler President/Chief Executive Officer Ron J. Copher, CPA Executive Vice President/Chief Financial Officer/Secretary Don J. Chery Executive Vice President/Chief Administrative Officer Tom P. Dolan Senior Vice President/Chief Credit Officer Angela L. Dose, CPA Senior Vice President/Chief Accounting Officer T.J. Frickle Senior Vice President/Chief Risk Manager Lee K. Groom Senior Vice President/Chief Experience Officer David L. Langston Senior Vice President/Chief Human Resources Officer Mark D. MacMillan Senior Vice President/Chief Information Officer Paul W. Peterson Senior Vice President/Chief Mortgage Officer Byron J. Pollan Senior Vice President/Treasurer Jason A. Preble Senior Vice President/Chief Operations Officer Nathan D. Judd Senior Vice President/Chief Auditor Ryan T. Screnar, CPA, CGMA Senior Vice President/Chief Compliance Director R. Greg Wamsley, CFA Senior Vice President/Head of Financial Planning & Analysis Cover photo by Chuck Haney “Sunrise over Swiftcurrent Falls” Glacier National Park, Montana

ARIZONA Foothills Bank Yuma, AZ | foothillsbank.com Serving Throughout Arizona COLORADO Bank of the San Juans Durango, CO | banksanjuans.com Serving Western & Southern Colorado Collegiate Peaks Bank Buena Vista, CO | collegiatepeaksbank.com Serving Metro Denver & Upper Arkansas River Valley IDAHO Mountain West Bank Coeur d’Alene, ID | mountainwestbank.com Serving Throughout Idaho & Eastern Washington Citizens Community Bank Pocatello, ID | ccb-idaho.com Serving Southeast Idaho MONTANA First Bank of Montana Lewistown, MT | 1stbmt.com Serving Central & North Central Montana First Security Bank Missoula, MT | fsbmsla.com Serving Missoula, Sanders, & Ravalli Counties First Security Bank Bozeman, MT | ourbank.com Serving Bozeman, Gallatin County, & Surrounding Areas Glacier Bank Kalispell, MT | glacierbank.com Serving Western Montana Valley Bank of Helena Helena, MT | valleybankhelena.com Serving Helena Valley & Surrounding Areas Western Security Bank Billings, MT | westernsecuritybank.com Serving the Billings Montana Area NEVADA Heritage Bank of Nevada Reno, NV | heritagebanknevada.com Serving Northern Nevada UTAH Altabank American Fork, UT | altabank.com Serving Utah & Idaho First Community Bank Layton, UT | fcbutah.com Serving Northern Utah WASHINGTON Mountain West Bank Coeur d’Alene, ID | mountainwestbank.com Serving Throughout Idaho & Eastern Washington Wheatland Bank Spokane, WA | wheatland.bank Serving Central & Eastern Washington WYOMING First Bank of Wyoming Powell, WY | gofirstbank.com Serving Western Wyoming First State Bank Wheatland, WY | fsbwy.com Serving Southeastern Wyoming Divis ion of Glacier Bank Divis ion of Glacier Bank Division of Glacier Bank Division of Glacier Bank Division of Glacier Bank Division of Glacier Bank